

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2011

Via E-mail
Mark S. Elliott
President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

> **Re: Premier Alliance Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-50502**

Dear Mr. Elliott:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Signatures, page 23

1.   Your annual report must be signed by the company's principal executive officer, principal financial officer, and its controller or principal accounting officer. Any person who occupies more than one of these specified positions must indicate each capacity in which he signs the annual report. Refer to General Instruction D of Form 10-K. Accordingly, please revise Mr. Elliott's signature block to indicate that he is the principal financial officer as well as the principal executive and principal accounting officer, if true.

Independent Auditors' Report, page F1

2.   We note that the audit report date is March 29, 2010, which is prior to the end of the most recent audited period ended December 31, 2010. Please explain and revise accordingly.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Subsequent events, page F12

3.   We note that you indicate the date through which all events and transactions were evaluated. This disclosure is only for entities that are not SEC filers, therefore this disclosure should be removed. Refer to ASC 855-10-50-1. Please advise or revise accordingly. Ensure that future filings, including any amendments to your Form 10-Q, are also revised.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Financial Statements

Note 1 – Basis of Presentation, page 5

4.   We note that deemed dividends to preferred shareholders have been revised to reflect the impact of a correction of an error in the financial statements for the three and nine months ended September 30, 2010. Tell us what consideration you gave to disclosing the effect of the correction on each financial statement line item and the per share amounts for each prior period presented as required by ASC 250-10-50-7. Also tell us what consideration you gave to providing the disclosures required by ASC 250-10-50-11 in your Form 10-K for the fiscal year ended December 31, 2010. In addition, tell us how the discovery of the error was considered in your assessment of controls and procedures as of December 31, 2010. Finally, tell us what consideration you gave to your reporting responsibility under Item 4.02 of Form 8-K.

Note 4 – Pro-Forma Financial Information, page 6

5.   Please explain why the pro forma net loss per share for the three months ended September 30, 2011 does not correspond to your actual net loss per share considering that the acquired businesses were included in your actual results for that entire period.

Controls and Procedures, page 18

6.   Please tell us whether management concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) of the Exchange Act. That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-Mail
        Stuart M. Sieger, Ruskin Moscou Faltischek, P.C.